

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2023

Marc Banjak
General Counsel
iBio, Inc.
8800 HSC Parkway
Bryan, Texas 77807

> **Re: iBio, Inc.**
> **Registration Statement on Form S-3**
> **Filed October 27, 2023**
> **File No. 333-275204**

Dear Marc Banjak:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tamika Sheppard at 202-551-8346 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Leslie Marlow